EXHIBIT 99.1

Qiao Xing Universal Signs Agreement with Thomson’s Subsidiary to Export Mobile Phone
Handsets and Wireless Fixed Phones

     HUIZHOU, Guangdong, China, July 6 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that it has signed an agreement with Atlinks, a wholly-owned subsidiary of Thomson (NYSE: TMS; Euronext: 18453), according to which Atlinks, the world leader in residential and professional telephony, will purchase mobile phone handset products and wireless desktop phones (A kind of wireless fixed phone) from its subsidiary, Huizhou Qiao Xing Communication Industry Limited (“HZQXCI”) for sale outside of China. Based on the latest rolling forecast purchase order released by Atlinks, the initial purchase from Atlinks for the year 2005 will be no less than US$17 million, with the target shipment on 5th August 2005. Following the initial purchase order, Atlink will place more orders for a variety of mobile phones and wireless fixed phones on a continuous basis.

     Ms. Tsang of Atlinks, said, “Atlinks relies on a set of carefully chosen, highly qualified product suppliers to develop and manufacture its products. After our on-site audit had confirmed HZQXCI’s high level of performance in areas of quality, production, procurement and research and development, HZQXCI was put on our list of accredited suppliers. Atlinks’s extensive network of sales and marketing partners will help get HZQXCI-manufactured telecommunication terminal products to the global market place.”

     Mr. Wu Rui Lin, Chairman of XING, said, “To be able to conclude sales with the Thomson Group indicates that our offering meets the high standards of the international market. We are positive that there will be more supply contracts of our products by HZQXCI with major global players in the near future.”

     “HZQXCI, a widely recognized leading player in the arena of fixed line telephones in China, belongs to the same company group with China’s famous mobile phone company CEC Telecom Co., Ltd (CECT). In the second half of 2004 it started to independently distribute its self-developed GSM mobile phones, after having produced mobile phones for CECT for more than two years. HZQXCI has established 42 distributors of a provincial level across China and is aggressively expanding its overseas market.

     “Wireless fixed phones, as one of our value added products, bears a much higher gross margin. The sales revenue of such products witnessed a big jump in 2004 and is still on the rise.

     “In 2005 and beyond, HZQXCI’s mobile phone business and its value added phones, including wireless fixed phones, are expected to contribute more to the company group.”

     About Thomson

     Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: http://www.thomson.net.

     About Atlinks

     Atlinks, a subsidiary of Thomson, is the world leader in residential and professional telephony. It designs, manufactures and markets products and services that address telecom carriers, professional and retail distributors. Atlinks distributes its products under the GE, RCA, Alcatel and THOMSON brands. Main products include cordless telephones, corded telephones, adjunct digital answering systems, adjunct Caller ID boxes, Family Radio Systems and Payphones. For more information: http://www.atlinks.com.

     About Qiao Xing Universal Telephone, Inc.

     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.